August 29, 2012

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Andrew D. Mew, Donna Di Silvio and Mara Ransom

Re:	Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 000-19848

Dear Ladies and Gentlemen:

On behalf of Fossil, Inc. (the “Company”), reference is made to the letter dated August 6, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2012 (the “Form 10-K”). We have reviewed the Comment Letter with the Company and the following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

1.	On page 11, you list your licensed watch brands, and on page 12 indicate that these products accounted for 44.7% of net sales in 2011, “with certain individual licensed brands accounting for a significant portion” of sales. Please disclose the specific licenses that constituted a substantial portion of your sales, quantifying the impact of such licenses, as required by Item 101(c)(1)(iv) of Regulation S-K so that readers can appreciate the impact of the loss of such licensee, as applicable.

Response:

Item 101(c)(1)(iv) of Regulation S-K requires, to the extent material to an understanding of the registrant’s business as a whole, disclosure of “the importance to the segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held.” On page 11 of its Form 10-K, the Company lists all of the licenses that it believes are important to its business, including any licenses that might be considered material. The Company provides the expiration date of such licenses and a description of the watch products manufactured, distributed and sold under each. The Company also provides, on page 10 of the Form 10-K, a breakdown of net sales and percentage growth attributable to its licensed brands in the aggregate. The Company discusses its licenses throughout Item 1 of the Form 10-K, including their importance and effect. The Company is not aware of a requirement under Item 101(c)(1)(iv) of Regulation S-K to disclose the amount of net sales or any other line item attributable to individual licenses. Furthermore, none of its individual licenses accounted for more than 15% of the Company’s net sales in fiscal years 2011, 2010 or 2009, and disclosure of net sales by individual license could result in competitive harm to the Company. Accordingly, we respectfully submit that the Company has complied with the disclosure required by Item 101(c)(1)(iv) and individual quantification with respect to any single license is not required under Item 101(c)(1)(iv).

2.	On page 15, you mention that you operate in over 120 countries and operate 22 foreign subsidiaries. Please provide financial information on the different geographic areas in which you operate, as required by Item 101(d) of Regulation S-K. We note that you appear to provide some of this information on page 16, however, it does not appear that you provide all of this information, as applicable.

Response:

The Company respectfully directs the Staff to the following disclosure included in the Form 10-K: (i) a cross-reference on page 4 to Note 17 of its financial statements, which includes a breakdown of revenues by geographic segment and (ii) a breakdown of U.S. versus international wholesale sales on page 16. In future filings, the Company will disclose its sales for any foreign country that is material.

Item 1A. Risk Factors, page 24

3.	The data on page 46 shows that approximately 27% of your revenues in fiscal year 2011 are attributable to your Europe wholesale division. Please add a risk discussing the current weakening of the European economy and its potential impact on your financial condition.

Response:

The Company has included risk factor disclosure regarding the weakening of the European economy and the potential impact on the Company’s financial condition on page 31 of its Quarterly Report on Form 10-Q filed on August 9, 2012.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,

4.	You are a member of the Standard & Poor’s 500 Stock Index. As such, you must use that index, in addition to or instead of the NASDAQ Global Select Market, as a basis of comparison in your Common Stock Performance Graph on page 39, as required by Item 201(e)(1)(i) of Regulation S-K.

Response:

The Company became a member of the Standard & Poor’s 500 Stock Index on April 3, 2012 after the Form 10-K was filed on February 29, 2012. The Company will include the Standard & Poor’s 500 Stock Index as a basis of comparison in its Common Stock Performance Graph in the future, as required by Item 201(e)(1)(i) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Fiscal Year 2011 Compared to Fiscal Year 2010, page 46

5.	We note from the data on page 46 that approximately 27% of your revenues in fiscal year 2011 are derived from your Europe wholesale division. In accordance with Item 303(a)(3)(ii) of Regulation S-K, please discuss the current trends in the weakening European economy, and any resultant effects on your revenues or income.

Response:

The Company’s European wholesale sales increased approximately 27.0% (21.9%, excluding the effects of foreign currency rate changes) for fiscal 2011 in comparison to fiscal 2010. Because the economic weakness in Europe had not had a material negative impact on its sales, the Company did not believe at the time that disclosure about weakness in the European economy was material or required pursuant to Item 303(a)(3)(ii) of Regulation S-K. In accordance with Item 303(a)(3)(ii), the Company will continue to evaluate known trends and uncertainties and disclose them in its future filings if they have had or the Company reasonably expects they will have a material favorable or unfavorable impact on net sales or income from continuing operations.

6.	Please tell us and quantify the impact, to the extent material, on revenues and expenses resulting from foreign currency translations of your subsidiaries during their remeasurements into US dollar. We note you derive approximately 50% of your revenues from foreign subsidiaries based on the footnote disclosure on page 92.

Response:

The Company respectfully directs the Staff to the following disclosure included in the Form 10-K:

•

on pages 46 and 50, tabular disclosure quantifying how much of the Company’s increases in net sales for each year-over-year period were attributable to the impact resulting from foreign currency translations

•	on pages 49, 52 and 53, a quantification of the effect of foreign currency translations to each line item of expense, where the Company believes such disclosure may be material; and

•

on pages 44, 50 and 53, a description and quantification of the purpose and effect of the Company’s forward contracts to hedge the risk of foreign currency rate fluctuations, which are also discussed in Item 7A of the

Form 10-K.

The Company believes that its disclosure in the Form 10-K both explains and quantifies the impact, to the extent material, on revenues and expenses resulting from foreign currency translations of its subsidiaries during their remeasurements into U.S. dollars.

Liquidity and Capital Resources, page 53

7.	Discuss your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K. For example, you discuss on page 7 your intent to open 70 to 75 additional stores in 2012.

Response:

Beginning with the Company’s Annual Report on Form 10-K for fiscal 2012, the Company will expand its disclosures as follows:

For the fiscal year ending December 28, 2013, the Company expects total capital expenditures to be approximately $XX.X million. Capital expenditures will be primarily related to global retail store expansion and renovation and investment in technological infrastructure.

Item 8. Consolidated Financial Statements and Supplementary Data, page 59

Consolidated Statements of Cash Flow, page 63

8.	Please separately present the provision for bad debts as an adjustment to reconcile net income to net cash provided by operating activities.

Response:

The Company respectfully directs the Staff to the following disclosure included in the Form 10-K: the increase in allowance for doubtful accounts adjustment to reconcile net income to net cash provided by operating activities on the Consolidated Statements of Cash Flows on page 63.

Notes to Consolidated Financial Statements, page 64

7. Intangible and Other Assets, page 71

9.	Please tell us and clarify in your disclosures the nature of key money deposit and its estimated useful lives for amortization.

Response:

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 29, 2012, the Company will expand its disclosures as follows:

Key money is the amount of funds paid to a landlord or tenant to acquire the rights of tenancy under a commercial property lease for a certain property. Key money represents the “right to lease” with an automatic right of renewal. This right can be subsequently sold by the Company or can be recovered should the landlord refuse to allow the automatic right of renewal to be exercised. Key money is amortized over the initial lease term, which ranges from approximately four to 18 years.

* * * * *

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (214) 651-5614.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries, Esq.

cc:	Kosta N. Kartsotis, Fossil, Inc.

Randy Hyne, Fossil, Inc.

Mike Kovar, Fossil, Inc.